UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Charles & Colvard LTD

(Name of Issuer)

Common Stock

(Title of Class of Securities)

159765106

(CUSIP Number)

Ryan Reiffert

Law Offices of Ryan Reiffert, PLLC

8118 Datapoint Dr.

San Antonio, TX 78229

(210) 817-4388

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. □

CUSIP No.  159765106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Carlos Daniel Valadez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Texas, U.S.A.
	7	SOLE VOTING POWER 1,789,133
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,789,133
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,789,133
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.86%(1)
14	TYPE OF REPORTING PERSON IN

_________________________________

(1)Based upon 30,523,705 shares of the Issuer’s common stock issued and outstanding as of March 31, 2023, as reported on the Issuer’s Form 10-Q for the quarter ended March 31, 2023.

SCHEDULE 13D/A

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the statements on the Schedule 13D (the “Original Schedule 13D”) filed by Mr. Carlos Daniel Valadez (“Mr. Valadez”) with the Securities and Exchange Commission (the “Commission”) on April 10, 2023, as amended by the Schedule 13D/A (“Amendment No. 1”) filed on May 10, 2023 by Mr. Valadez.

The Original Schedule 13D is amended and supplemented by adding the information contained herein. Only those items amended are reported herein. Items having no amendments or changes are not reported herein.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

Mr. Valadez acquired beneficial ownership of the Common Stock required herein for investment purposes, and such acquisitions were made in Mr. Valadez’s ordinary course of business.

Mr. Valadez intends to engage in discussions with the Issuer, management, the board of directors and other persons that may relate to: the Issuer’s strategic marketing plan, including but not limited to its website and social media; the Issuer’s capital allocation strategy, including but not limited to the potential for share buybacks or other investments; the Issuer’s branding strategy, including but not limited to pricing, branding and status; and other related topics. These discussions also may relate more generally to the Issuer’s management, operations, business, assets, capitalization, and financial condition. In addition, as part of the ongoing evaluation of this investment, Mr. Valadez may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Mr. Valadez may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, including but not limited to, making proposals to management or the board of directors of the Issuer related to the topics described in the foregoing paragraph, acquiring additional shares, and discussing such actions with the Issuer, management, the board of directors, other stockholders and other persons.

Depending on various factors including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to Mr. Valadez, conditions in the securities market and general economic and industry conditions, Mr. Valadez may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, purchasing additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”), disposing of any Securities, in the open market or otherwise, at any time and from time to time, and engaging in any hedging or similar transactions with respect to the Securities. Mr. Valadez reserves the right to change his intention with respect to any and all matters referred to in subparagraphs (a) though (j) of Item 4 of Schedule 13D.

On May 15, 2023, Mr. Valdez sent a letter to the Board of Directors of Charles & Colvard LTD, requesting certain changes to the company’s strategy. A copy of that letter is filed herewith as Exhibit 1.

Item 7.	Material to be filed as exhibits

Item 7 is hereby amended in its entirety as follows:

Exhibit

NumberDescription

Exhibit 1Letter from Carlos Daniel Valadez to the Board of Directors of Charles & Colvard LTD, dated May 15, 2023

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2023

/s/ Carlos Daniel Valadez
Carlos Daniel Valadez